Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Nippon Telegraph and Telephone Corporation:

We consent to the use of our reports dated June 30, 2011, with respect to the consolidated balance sheets of Nippon Telegraph and Telephone Corporation as of March 31, 2010 and 2011, and the related consolidated statements of income, changes in equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2011, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of March 31, 2011, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 30, 2011